EXHIBIT (a)(1)(vii)

Contacts:	Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL ISSUES STATEMENT ON CHANCERY COURT RULING

Next Level Intends to Pursue Expedited Appeal

Next Level And Independent Committee Urge Stockholders Not To Tender

Into Motorola’s Unsolicited Offer

ROHNERT PARK, Calif., Feb. 26, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today issued the following statement regarding yesterday’s ruling by the Delaware Chancery Court on Next Level’s request to preliminarily enjoin Motorola, Inc.’s (NYSE: MOT) unsolicited tender offer to acquire all outstanding shares of Next Level stock it does not already own for $1.04 per share:

The Court’s ruling to deny a preliminary injunction is based in part on its determination that confidential information in Motorola’s possession about the plans of Next Level’s customers does not need to be disclosed to stockholders in connection with Motorola’s unsolicited tender offer. This information is a significant factor in the determination by the Board of Directors of Next Level that the $1.04 per share price in Motorola’s tender offer is inadequate. However, we strongly believe that any disclosure of the information would seriously harm your Company and reduce stockholder value. Accordingly, while we are disappointed with the Court’s ruling, we will not be disclosing this confidential customer information.

The Court’s ruling does not change our belief that Motorola’s offer significantly undervalues Next Level’s long-term potential and is not in the best interests of our stockholders. Our Board and Independent Committee continue to recommend that stockholders reject Motorola’s unsolicited tender offer and not tender their shares pursuant to Motorola’s unsolicited tender offer.

Next Level intends to pursue an expedited appeal with respect to the Delaware Chancery Court’s ruling.

The Board and Independent Committee remain confident that Next Level is headed in the right direction. Next Level has made significant improvement in its operating results and financial position over the last year, with quarter-over-quarter and year-over-year improvement.

More importantly, Next Level begins 2003 with increased momentum. The Board and Independent Committee believe that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and improved operating performance over the next two years.

The decision by Next Level’s minority stockholders not to sell their shares to Motorola in the tender offer will signal that they want Motorola to talk with the Board about a variety of options that recognize Next Level’s long-term potential. Three significant minority stockholders of the Company, including the largest stockholder other than Motorola—collectively representing approximately 2.4 million shares—have already informed the Company that they do not intend to tender their shares into Motorola’s unsolicited tender offer.

-more-

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, California, the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

# # #

Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.